MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the third quarterly period (three months ended January 31, 2006 and 2005). Monetary amounts are stated in United States (“US”) dollars unless otherwise noted.

The Management’s Discussion and Analysis (“MD&A”) reviews Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) business and financial performance, and compares its financial results for the three month period ended January 31, 2006 (“Q3 2006”) with the comparable period a year earlier (the three months ended January 31, 2005 (“Q3 2005”)). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the consolidated financial statements and accompanying notes.

The Company’s interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States.

Pacific Rim’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

The MD&A contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact and including without limitation statements regarding projected production, potential mineralization, mineral resources, mineral reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate and actual results and future events could differ materially from them. Readers are referred to the Company’s Note Regarding Forward Looking Statements in Section 14 for further information.

1. FISCAL 2006 THIRD QUARTER ENDED JANUARY 31, 2006 IN REVIEW

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company whose primary asset is the advanced-stage El Dorado gold project in El Salvador. The Company additionally holds a portfolio of prospective gold exploration projects and a 49% joint venture interest in the Denton-Rawhide residual leach gold operation in Nevada. Pacific Rim’s corporate goal is to become a highly profitable intermediate level gold producer.

South Minita Drilling

Pacific Rim continued delineation drilling of the South Minita gold zone throughout Q3 2006 in an effort to define the geometry and extent of this important target. South Minita is located 500 meters south of the Minita gold deposit, the subject of the Company’s January 2005 positive pre-feasibility study. Delineation drilling of the South Minita gold zone continues at present. Drill testing of this gold zone during the third quarter of fiscal 2006 encountered a number of vein intercepts with anomalously high gold grades in in-fill holes and in holes designed to test lower elevations of this gold zone (meaning the zone remains open at depth). Drill results generated to date from the South Minita delineation drill program suggest that this mineralized area consists of a number of zones contained in several sub-parallel veins that cumulatively could be comparable in width and gold grade to the Minita deposit. As reported in its second quarterly report of fiscal 2006, the Company had expected to complete the drill delineation of South Minita in early calendar 2006 and have commenced an updated resource estimate for the El Dorado project by the end of January 2006. Based on a current estimate of the number and length of holes required to adequately delineate the South Minita zone in preparation for this resource estimate, the Company anticipates continuing its delineation drill program through April 30, 2006 (the end of the current fiscal year) and intends to commence the resource estimate calculation immediately upon completion of this program. The updated El Dorado resource estimate will be followed by an amended economic evaluation of the El Dorado project based on the January 2005 Minita pre-feasibility results with the addition of the South Minita resource. Drill results from twenty-seven new holes were reported during the quarter. A full table of drill results from the El Dorado project is available on the Company’s website (www.pacrim-mining.com).

Santa Rita Progress

Surface rock sampling results from the Company’s recently acquired Santa Rita gold project in El Salvador announced during the Company’s second quarter of fiscal 2006 indicate high grade gold at surface along a portion of the Trinidad vein, one of two known vein structures on the project. The Santa Rita property is contiguous with the El Dorado property, with the Trinidad vein located approximately 15 km northwest of the El Dorado project’s Minita deposit.

During Q3 2006 Pacific Rim completed a baseline Environmental Impact Study (“EIS”) of the Santa Rita project. Subsequent to the end of the quarter, the Company received notification from MARN (the El Salvadoran Environmental Ministry) that the Santa Rita EIS had passed the technical review process and published the report for public comment. The Company is currently awaiting receipt of the necessary permits and preparing to commence a Phase 1 drill program to drill test the Trinidad vein system.

Zamora Project Acquisition

On February 6, 2006, Pacific Rim signed a letter of intent to acquire the 50 square kilometre Zamora gold project in El Salvador. Under the terms of the letter of intent approved by the TSX and the AMEX, title to 100% of the Zamora project will be transferred to Pacific Rim if and when the Company makes a positive production decision on the project. Payment for this acquisition consists of a 3% net smelter royalty to a maximum of $10 million, with advance royalty payments, credited toward the final purchase price, made annually in common shares of the Company until commercial gold production is achieved on the property or the Zamora exploration concession expires.

Financial Highlights (table is in thousands of US dollars, except per share amounts)
	Three Months ended January 31, 2006 (Q3 2006)	Three Months ended January 31, 2005 (Q3 2005)	Nine Months ended January 31, 2006	Nine Months ended January 31, 2005
Revenue	$2,649	$2,675	$6,079	$8,943
Operating Costs	$1,252	$1,953	$3,252	$7,856
Exploration expenditures	$1,690	$1,151	$4,247	$5,038
Net (loss) before unusual item	$(607)	$(731)	$(2,230)	$(4,599)
Net income (loss) for the period	$(624)	$(637)	$1,103	$(4,357)
Income (Loss) per share - basic and diluted	$(0.01)	$(0.01)	$0.01	$(0.05)

Cash Flow provided by (used for) operating activities	$(947)	$(291)	$175	$(1,094)
Net increase (decrease) in cash	$(921)	$(1,074)	$546	$(834)
Common shares outstanding (average)	81,405,284	80,517,194	81,121,331	80,494,226
Fully diluted shares (average)	86,631,784	85,434,094	86,347,831	85,411,129

	January 31, 2006		April 30, 2005
Cash and cash equivalents	$1,340		$794
Total assets	$9,958		$8,618
Total liabilities	$2,783		$3,079
Working Capital	$1,294		$(135)

Net Income (Loss)

For the three month period ended January 31, 2006, Pacific Rim recorded a loss of $0.6 million or $0.01 per share, identical to the $0.6 million ($0.01 per share) loss for the same period a year earlier. Exploration expenditures during Q3 2006 were $0.5 million higher than in Q3 2005 ($1.7 million in Q3 2006 compared to $1.2 million in Q3 2005) but this increase was largely offset by lower mine operating costs for quarter over quarter ($1.3 million in Q3 2006 compared to $2.0 million in Q3 2005). Revenues in both third quarterly periods were virtually identical, resulting in very comparable net losses for each period ($0.6 million or $0.01 per share in each of Q3 2006 and Q3 2005).

Liquidity and Financial Condition

During Q3 2006, Pacific Rim’s cash and cash equivalents decreased by $1.0 million, from $2.3 million at October 31, 2005 to $1.3 million at January 31, 2006. This reflects cash receipts totaling $1.2 million (from Denton-Rawhide operations) offset by cash outlays totaling $2.2 million ($1.7 million in direct exploration expenditures, $0.3 million in direct general and administrative expenses, plus a $0.2 million reduction in non cash working capital).

A $1.3 million increase in current assets (from a $0.8 million increase in cash, cash equivalents and bullion plus a $0.5 million increase in receivables) combined with a $0.1 million decrease in accounts payable and accrued liabilities since April 30, 2005, contributed to a $1.4 million increase in working capital at the end of Q3 2006 (from $(0.1) million at April 30, 2005 to $1.3 million at January 31, 2006).

Production

Pacific Rim’s share of production from the Denton-Rawhide operation in Q3 2006 was 3,892 ounces of gold and 31,800 ounces of silver at a total cash production cost of $279 per ounce of gold produced (net of silver credits). Actual cash expended per ounce of gold produced in Q3 2006 was $295 (net of silver credits). Gold production from Denton-Rawhide during the third quarter of fiscal 2006 was approximately 28% lower than in the same quarterly period of fiscal 2005. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation, exacerbated by the temporary closure of sections of the heap leach pile as re-contouring of the pile continued.

2. EXPLORATION ACTIVITY

Pacific Rim’s primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. Exploration at the El Dorado project during the period November 1, 2005 to January 31, 2005 continued to focus on delineating the South Minita gold target.

Since April 2002 when Pacific Rim acquired the El Dorado project and a 49%-owned Denton-Rawhide Mine in Nevada, the Company has funded its exploration activities from the cash flow it receives from gold production at Denton-Rawhide plus cash it has received from the sale of non-core assets. These activities include project generation, mapping, sampling, surveying, drilling, resource definition and economical analysis, and community relations initiatives at the El Dorado property and other grassroots projects. These sources of cash flow are not intended, or sufficient, to fund underground development or mine construction at El Dorado.

El Dorado Gold Project, El Salvador

Overview

The El Dorado gold project, located in El Salvador approximately 65 km northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the El Dorado project, which was recently expanded from 75 square kilometers in two exploration licenses to 144 square kilometers in 3 exploration licenses. In accordance with El Salvadoran Law, Pacific Rim presented a request for the conversion of a portion of the El Dorado exploration licenses to an exploitation concession on December 22, 2004. The conversion process is currently pending ministerial acceptance of Pacific Rim’s Environmental Impact Study (see below and Section 10) and issuance of the environmental permits. El Salvadoran administrative rules and procedures give Pacific Rim exclusive rights to the exploitation concession area while the permitting process is underway. The Company has acquired, or has option agreements to acquire, the surface rights to parcels of land required for mineral exploitation activities.

El Dorado is subject to a royalty of 3% of net smelter returns in favor of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising numerous gold-bearing veins contained within an area at least 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900’s, producing roughly 78,000 ounces of gold from ore at an average grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide recovery process.

Q3 2006 Developments

During the third quarter of fiscal 2006, Pacific Rim continued to focus its El Dorado exploration efforts on delineating the South Minita gold target to determine its potential for expanding the high-grade 490,000 ounce gold reserve that was defined on the Minita deposit during fiscal 2005.

The South Minita gold zone is located roughly 500 meters south of the Minita deposit in the Central District of the El Dorado project and occurs within the Minita vein system; the same structural zone that hosts the Minita deposit immediately to the north. The Minita deposit was the subject of a January 2005 pre-feasibility study that projected cash costs of $163 per gold equivalent ounce for an 80,000 ounce per year operation, with an 18% Internal Rate of Return (readers are referred to the Company’s SEDAR filings, news releases and 2005 Annual Report for details of the Minita pre-feasibility study, and to disclosure made in Section 14 of this MD&A). Pacific Rim’s drilling efforts during Q3 2006 concentrated solely on South Minita, as the Company works toward defining the geometry, dimensions and grade of this discovery. The results from 27 new drill holes from the El Dorado gold project were reported by the Company during Q3 2006. A complete list of Pacific Rim’s drill results to date is available on the Company’s website.

Pacific Rim’s understanding of the geometry of the South Minita gold zone has become more refined as drilling has progressed. Unlike the Minita deposit to the north, which consists of one mineralized body contained in a 3.3 meter wide vein, South Minita is comprised of a number of zones of mineralization in a series of thinner, sub-parallel undulating veins within the Minita fault zone. The South Minita mineralized zones, as currently defined, have a cumulative strike length of approximately 1500 meters and occur between elevations of 25 meters below sea level and 250 meters above sea level. By way of comparison, the Minita deposit (including the area of past production) has a strike length of 700 meters and occurs between elevations of 25 meters below sea level and 430 meters above sea level. However, individual vein widths at South Minita appear to be thinner than the Minita average vein width.

During the course of infill drilling at South Minita during Q3 2006 the Company intersected a number of vein intercepts with anomalously high gold grades, high-grade vein intercepts in holes designed to test lower elevations of this gold zone (meaning the zone remains open at depth) and complicated vein geometries, which has resulted in the necessity to conduct further drilling in preparation for calculating a resource estimate for this mineralized zone. The Company had anticipated commencing this estimate in the third quarter of fiscal 2006. However, based on a current estimate of the number and length of holes required to adequately delineate the South Minita zone, the Company now anticipates continuing its delineation drill program through April 30, 2006 (the end of the current fiscal year) and intends to commence the resource estimate calculation immediately upon completion of this delineation drill program. Once the South Minita resource is defined, Pacific Rim plans to amend its economic assessment of the Minita deposit to reflect the additional resources.

Environmental Impact Study

In September 2004, the Company submitted an Environmental Impact Study (“EIS”) for a 750 tonne per day (“tpd”) operation to MARN, the El Salvadoran Environmental Ministry. On September 8, 2005 the finalized EIS (incorporating comments from MARN) was submitted and on September 23, 2005, having granted final technical approval of the EIS, MARN instructed Pacific Rim to submit the EIS for public comment. The public comment period ran from October 6, 2005 to October 19, 2005. Pacific Rim is currently awaiting further instructions or final acceptance of its EIS and granting of an environmental permit.

Permitting

The granting of an exploitation concession by the Ministry of Economy (Division of Hydrocarbons and Mines) confers, to the applicant, the right to produce and sell valuable commodities recovered from the natural resources within the area of the concession. The granting of an exploitation concession requires an environmental permit granted by MARN (see above) in addition to the applicant satisfying a number of other conditions. The concession requires that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit and that development activities commence within 12 months of the date of the final concession agreement.

Pacific Rim has applied for an exploitation concession (the only permit required to commence mining activities) over an area of approximately 12.75 square kilometers in the center of 144 square kilometer exploration license area. The pending exploitation concession application is based on designs for a 750 tpd operation at the Minita deposit as detailed in its EIS. Future amendments to the exploitation concession application documents and the presentation of an EIS for expanded operations will be required when the Company determines that a larger operation is economically viable.

Summary

The El Dorado project remains the cornerstone of Pacific Rim’s strategy for growth. Virtually all of the $1.7 million spent on exploration during Q3 2006 was expended on the El Dorado project, primarily on the on-going drill program.

Santa Rita Gold Project, El Salvador

The Santa Rita gold project is covered by a 48.6 square kilometers exploration license located approximately 10 km northwest of Pacific Rim’s flagship advanced-stage El Dorado gold project in El Salvador. Surface rock sampling results released during Q2 2006 yielded high grade gold (from 6.4 g/t gold over 1.5 meters up to 118.3 g/t gold over 1.5 meters) along a portion of the Trinidad vein, one of two known vein structures on the project.

During Q3 2005 Pacific Rim completed and submitted to MARN a baseline EIS of the Santa Rita project, and applied for permits to drill test this exciting gold discovery. Subsequent to the end of the quarter, the Company received notification that the Santa Rita EIS had passed the technical review process and published the report for public comment. The Company is currently awaiting receipt of the necessary permits and preparing to commence a Phase 1 drill program to drill test the Trinidad vein system.

The Santa Rita project provides excellent exploration potential within El Salvador that will both complement and benefit from the Company’s on-going El Dorado exploration.

Zamora Gold Project, El Salvador

On February 6, 2006, subsequent to the end of Q3 2006, Pacific Rim signed a Letter of Intent (“LOI”) to acquire a 100% interest in the Zamora gold project in El Salvador from Cerro Colorado S.A. de C.V. (“Cerro Colorado”), a private El Salvadoran company. Under the terms of the LOI, Pacific Rim may maintain its option to purchase the Zamora project by making advanced royalty payments payable in Pacific Rim shares for up to 420,000 shares in the first four years to Cerro Colorado under the following schedule: 50,000 shares upon Toronto and AMEX Stock Exchange approvals of the terms of the LOI; 50,000, 70,000, 100,000, and 150,000 shares on the first through fourth anniversaries respectively; and 200,000 shares on the fifth and subsequent anniversaries until commencement of production or the Zamora exploration concession expires. Title to 100% of the Zamora project will be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production from Zamora, Cerro Colorado will receive a 3% net smelter royalty to a maximum of US $10 million (inclusive of the dollar value of the advanced royalty payments made in shares to the commencement of production).

The Zamora project comprises a 50 square kilometre land package located 50 kilometres north of San Salvador, the capital city of El Salvador. The Zamora project exposes high-level gold bearing veins of the adularia-sericite type of epithermal system (the same type of gold system as at the Company’s El Dorado project). Limited grab sampling by the Company of vein outcrops and float within a small portion of the project area has returned values of up to 16.6 g/t gold. The juxtaposition of both high-grade gold-bearing veins and gold-bearing volcanic sinter deposits (ancient geysers) at the Zamora project indicates strong potential for the preservation from erosion of the productive boiling zone in this epithermal system.

Project Generation

Pacific Rim’s geological team recently made an important breakthrough in deciphering the key controls on the timing of bonanza-grade gold mineralization at the El Dorado project and has since used this critical information to generate new, high priority targets both within the El Dorado project and regionally in a reconnaissance project generation effort. An early outcome of this geologic breakthrough was the identification of high-grade gold-bearing veins on surface at the Santa Rita project. The Company is currently conducting an intensive reconnaissance-style project generation initiative within El Salvador to capitalize on its unique geological knowledge and continue to build its portfolio of high-quality gold projects. The acquisition of the Zamora project is the latest in this effort.

3. REVIEW OF OPERATIONS

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Mining Company, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is an ongoing residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Gold and Silver Production

Pacific Rim’s share of production from the Denton-Rawhide operation during the third quarter of fiscal 2006 was 3,892 ounces of gold and 31,800 ounces of silver at a total cash production cost of $279 per ounce of gold produced (net of silver credits). Actual cash expended per ounce of gold produced in Q3 2006 was $295 (net of silver credits). Pacific Rim’s share of production from the Denton-Rawhide mine during the same quarterly period a year earlier was 5,388 ounces of gold and 52,631 ounces of silver at a total cash production cost (as calculated using industry standards) of $287 per ounce of gold produced. Actual cash expended per ounce of gold produced in Q3 2005 was $187 per ounce, as a portion of the Q3 2005 production included non-cash inventory drawdown costs of $250 per ounce. The decrease in production from Q3 2005 to Q3 2006 is primarily due to the decrease in gold ounces remaining on the heap leach pile as residual leaching at Denton-Rawhide continues. Mine operating expenditures decreased quarter over quarter leading to a reduction in production costs per ounce despite the decrease in gold and silver production.

For the nine months ended January 31, 2006, Pacific Rim’s share of production from Denton-Rawhide was 11,855 ounces of gold and 106,232 ounces of silver at a total cash production cost of $221 per ounce (actual cash production cost of $220 per ounce), compared to 17,030 ounces of gold and 185,193 ounces of silver at a total cash production cost of $389 per ounce (actual cash production cost of $165 per ounce) for the nine months ended January 31, 2005. Mine operating expenditures decreased substantially during the first nine months of fiscal 2006 compared to the same period a year earlier leading to a decrease in unit production costs period over period despite the decrease in gold and silver ounces produced.

The gold price closed at $459.50 per ounce on November 01, 2005 (the first trading day in Q3 2006) and $568.75 per ounce on January 31, 2006 (the last trading day in Q3 2006), and traded within a price range of $456.50 to $568.75 within the three-month period of November 1, 2005 to January 31, 2006.

Gold production from Denton-Rawhide during the third quarter of fiscal 2006 was approximately 28% lower than in the same quarterly period of fiscal 2005. This decline in production quarter over quarter reflects the trend of a natural slowdown in production rates that occurs in the residual leach phase of any heap leach operation. Production is anticipated to continue through the coming fiscal year ending April 30, 2007, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

Production Highlights
	Q3 ending January 31, 2006	Q3 ending January 31, 2005	First Nine Months Fiscal 2006	First Nine Months Fiscal 2005
Ounces gold produced*	3,892	5,388	11,855	17,030
Ounces silver produced*	31,800	52,631	106,232	185,193
Total cash production cost per ounce	$279	$287	$221	$389
Actual cash production cost**	$295	$187	$220	$165
Average realized gold price	$521	$420	$476	$408
Average actual gold price	$512	$435	$464	$412
*Pacific Rim’s 49% share of Denton-Rawhide production
**Total cash production cost per gold equivalent ounce less non-cash heap leach inventory drawdown cost (see Section 12 “Non-GAAP Measures”)

Hedging

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has a short-term hedging policy, where, from time to time, it may sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. Pacific Rim had no forward gold sales activity throughout Q3 2006 compared to 4,000 ounces of deliveries against forward contracts and new forward sales of 3,000 ounces in Q3 2005 resulting in outstanding forward sales contracts at January 31, 2005 of 4,000 ounces of gold sold forward at an average price of $432 per ounce . Pacific Rim’s hedging program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

4. RESULTS OF OPERATIONS

For each of the three month period ended January 31, 2006 and 2005 Pacific Rim recorded a loss of $0.6 million or $0.01 per share. Revenues during Q3 2006 were comparable to those in Q3 2005 ($2.6 million and $2.7 million, respectively). Exploration expenditures during Q3 2006 were $0.5 million higher than in Q3 2005 ($1.7 million in Q3 2006 compared to $1.2 million in Q3 2005) but this increase was largely offset by lower operating costs quarter over quarter ($1.3 million in Q3 2006 compared to $2.0 million in Q3 2005). As a result of the unchanged revenues and increase exploration expenditures being offset by lower operating costs for Q3 2006 compared to Q3 2005, the Company’s net loss for each 3rd quarterly period was $0.6 million or $0.01 per share.

For the nine months ended January 31, 2006, net income was $1.1 million or $0.01 per share compared to a loss of $4.4 million or $0.05 per share for the nine months ended January 31, 2005. Revenues from gold production were $2.8 million lower during the current nine-month period ($6.1 million for the first nine months of fiscal 2006 compared to $8.9 million for the same period the year earlier) as gold production from residual leaching declined at the Denton-Rawhide mine. Operating costs, however, declined substantially for the nine months ended January 31, 2006 ($3.3 million) compared to the same period the year earlier ($7.9 million) reflecting the lower costs associated with the cessation of mining activity at Denton-Rawhide and a $0.9 million reduction in depreciation, depletion and amortization costs period over period. This led to a mine operating income of $2.8 million for the first nine months of fiscal 2006, compared to a mine operating income of $0.2 million for the first nine months of fiscal 2005. Expenses for the first nine months of fiscal 2006 were comparable to the same period a year earlier ($5.0 million and $4.8 million, respectively). A $3.3 million recovery of investment in the Andacollo mine during the first nine months of fiscal 2006 (compared to $0.2 million in the comparable period a year earlier) combined with the $2.6 million increase in mine operating income period over period, led to a substantial improvement in net income for the first nine months of fiscal 2006 ($1.1 million income compared to a $4.4 million loss for the first nine months of fiscal 2005).

Revenue

Revenues, consisting entirely of the sale of gold and silver from the Denton-Rawhide mine, in Q3 2006 were virtually identical to the same period a year earlier ($2.6 million in Q3 2006 and $2.7 million in Q3 2005). Although the Denton-Rawhide mine produced 28% less gold in Q3 2006 compared to the same period a year earlier, the decrease in production was largely offset by a 24% increase in the average realized gold price quarter over quarter, which resulted in comparable revenue figures in the third quarterly periods of fiscal 2006 and 2005.

Mine operating expenses were $1.3 million in Q3 2006 compared to $2.0 million in the same period a year earlier. This decrease is a result of a reduction in direct mine operating costs ($1.3 million for Q3 2006 compared to $2.0 million for Q3 2005) resulting from lower processing and administration costs and lower heap leach inventory drawdown costs, as well as lower depreciation, depletion and amortization costs as Denton-Rawhide nears the end of its projected life and most of the value of its property, plant and equipment has been written off. As a result, there was a $1.4 million mine operating income in Q3 2006 compared to income of $0.7 million in Q3 2005.

Expenses

Net non-operating expenses increased during Q3 2006 to $2.0 million from $1.4 million during Q3 2005 primarily due to an increase in exploration expenditures ($1.7 million during Q3 2006 compared to $1.2 million during Q3 2005). The increase in exploration expenditures reflects increased drilling costs at the Company’s El Dorado gold project due to the addition of two drill rigs to the project during the third quarter of fiscal 2006 (bringing the total to four).

5. SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results (unaudited – table is in thousands of US dollars, except per share amounts)
	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Revenue	$2,649	$1,712	$1,718	$2,925	$2,675	$2,828	$3,440	$2,237
Net income (loss)	$(624)	$1,208	$519	$(277)	$(637)	$(2,382)	$(1,338)	$(2,451)
Net income (loss) per share basic and diluted	$(0.01)	$0.01	$0.01	$0.00	$(0.01)	$(0.03)	$(0.02)	$(0.03)

Pacific Rim’s quarterly revenues and net income (loss) are generally unaffected by seasonal trends or variations. Revenues are a function of production levels from the Denton-Rawhide operation, which have generally declined over the last eight quarters, and the price of gold, which has generally risen over the past eight quarters. Quarterly fluctuations in either production or the realized price of gold and silver could have a significant impact on the Company’s revenues, as was the case in the most recent quarter when the gold price rose approximately $108 between the beginning and end of the period. Exploration expenditures are generally increasing as the Company advances its El Dorado gold project however, these increased expenditures were generally offset by increases in revenues. Net income (loss) between Q4 2004 and Q2 2005 reflected substantially higher mine operating costs, which began to decline, due to cessation of mining activity, by Q3 2005. Net income between Q4 2005 and Q2 2006 was impacted by the recovery of investment in the Andacollo mine, an unusual event that, despite future payments owing to the Company, is not expected to continue on a quarterly basis.

6. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity

During Q3 2006, Pacific Rim’s cash and cash equivalents decreased by $1.0 million, from $2.3 million at October 31, 2005 to $1.3 million at January 31, 2006. This reflects cash receipts totaling $1.2 million (from Denton-Rawhide operations) offset by cash outlays totaling $2.2 million ($1.7 million in direct exploration expenditures, $0.3 million in direct general and administrative expenses, plus a $0.2 million reduction in non cash working capital).

Pacific Rim’s cash position increased by $0.5 million from the Company’s 2005 fiscal year end at April 30, 2005 ($0.8 million) to the end of Q3 2006 at January 31, 2006 ($1.3 million). This increase in cash and cash equivalents over the first nine months of fiscal 2006 reflects net cash flow from Denton-Rawhide of $2.1 million plus $3.3 million net sales proceeds from the sale of the Andacollo mine offset by cash outlays for expenses totaling $4.9 million ($4.2 million in exploration expenditures and $0.8 million in general and administrative costs minus $0.2 million increase in non cash working capital).

Cash Flow Provided by (Used For) Operating Activities

Cash flow used for operating activities was $(0.9) million in Q3 2006 compared to $(0.3) million in Q3 2005. The $0.6 million decrease in operating cash flow for Q3 2006 compared to Q3 2005 is primarily due to a $0.6 million increase in receivables related to gold sale proceeds received subsequent to the end of Q3 2006.

For the first nine months of fiscal 2006, cash flow provided by operating activities increased by $1.3 million, from $(1.1) million for the nine month period ended January 31, 2005 to $0.2 million for the nine month period ended January 31, 2006. The increase is attributable to the $3.1 million increase in cash flow from the sale of the Andacollo Mine offset by a $2.9 decrease in net cash flow from the Rawhide Joint Venture, an $0.8 million decrease in exploration expenditures, an increase in general and administrative expenses of $0.1 million and a $0.4 million net decrease in non cash working capital.

Cash Flow Provided by (Used For) Investing Activities

Cash flow provided by investing activities was nil for Q3 2006 compared to $0.06 million in Q3 2005. This nominal decrease quarter over quarter is primarily a result of reclamation sinking fund withdrawals during Q3 2005 for which there is no comparable item in Q3 2006.

For the first nine months of fiscal 2006, cash flow provided by investing activities decreased by $1.0 million, from $1.0 million for the nine months ended January 31, 2005 to a negligible amount for the nine months ended January 31, 2006. The decrease is a result of $0.9 million in proceeds from the sale of Rawhide plant and equipment with no comparable item in Q3 2006, plus $0.1 million reclamation sinking fund withdrawals during the first nine months of fiscal 2005 compared to a negligible amount from the same source during Q3 2006.

Cash Flow Provided by (Used For) Financing Activities

During Q3 2006, cash flow provided by financing activities was negligible compared to $(0.8 million) in Q3 2005. The increase is due to a $0.8 million loan repayment in Q3 2005, with no comparable item in Q3 2006.

For the nine months ended January 31, 2006, cash flow provided by financing activities was $0.3 million, compared to a $(0.8 million) for the same period a year earlier. Financing cash flow during the current nine-month period related to the issuance of 783,766 shares upon the exercise of stock options (at an average price of CDN $0.53 per share) whereas during the comparable period of fiscal 2005 cash flow used for financing activities included a $0.8 million loan repayment.

Capital Resources and Financial Condition

Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) increased from $0.8 million at April 30, 2005 to $1.6 million at January 31, 2006. This increase comprises a $0.5 million increase in cash and cash equivalents and a $0.3 million increase in the cost of bullion at the refinery. Inventories, comprised mainly of gold in process production costs, were reduced to $0.2 million at January 31, 2006 from $0.3 million at April 30, 2005. The book value of Pacific Rim’s total assets was $10.0 million at January 31, 2006, compared to $8.6 million at April 30, 2005.

At January 31, 2006, Pacific Rim had current liabilities of $1.2 million compared to $1.3 million at year-end 2005. January 31, 2006 current liabilities include $1.0 million in accounts payable, compared to $1.2 million at April 30, 2005 offset by a $0.1 million increase in accrued closure costs at January 31, 2006 compared to year end. Currently, Pacific Rim has no short- or long-term debt other than minor accounts payable.

The $1.2 million increase in current assets (a $0.8 million increase in cash, cash equivalents and bullion plus a $0.4 million increase in receivables) combined with a $0.2 million decrease in current liabilities since April 30, 2005, contributed to a $1.4 million increase in working capital at the end of Q3 2006 (from $(0.1) million at April 30, 2005 to $1.3 million at January 31, 2006).

Subsequent to the end of Q3 2006, Pacific Rim entered into an underwriting agreement whereby a syndicate of underwriters agreed to buy 17,900,000 common shares of the Company at a price of Cdn $0.84 per share for resale to the public, plus an over-allotment option to purchase up to an additional 6,000,000 common shares of the Company at a price of Cdn $0.84. The financing was fully subscribed, including the over-allotment option, and closed on March 1, 2006. Net proceeds of the issue after sales commissions of 6% and all other issuance costs are $16.2 million. The Company has also agreed to grant 1,195,000 non transferable share purchase warrants at Cdn $0.84 for up to 12 months from closing to the underwriters. Proceeds from the issue are to be used primarily for further exploration and development of the El Dorado gold project as well as exploration on other El Salvador properties and for general corporate purposes.

Pacific Rim anticipates having sufficient cash and cash flow during the last quarter of fiscal 2006 from continued gold production at Denton-Rawhide and from the proceeds of the March 2006 financing to expand and accelerate its planned exploration programs on the El Dorado, Santa Rita and, if warranted, Zamora projects. Additional financing will be required in the event the Company commits to significant capital outlays at the El Dorado project.

Pacific Rim booked a small expenditure at the Andacollo mine during Q3 2006 and $0.1 million in proceeds received from the sale of the Andacollo mine during Q3 2005. For the nine months ended January 31, 2006, Pacific Rim received a total of $3.3 million from the Andacollo mine ($3.0 million in net proceeds from the sale of the mine and $0.3 million from creditor repayments), compared to a total of $0.3 million in creditor repayments during the first nine months of fiscal 2005. The $0.3 million CMD creditor repayment received in the first nine months of fiscal 2006, representing the amount owing to Pacific Rim under the creditors plan, was the result of the conclusion of the plan during Q1 2006. No further creditor payments are owing to the Company. Future payments related to the sale of the Andacollo mine are secured by a promissory note in the amount of $2,400 ($1,000 and $1,400 payable by September 20, 2006 and 2007 respectively); which amounts will be conservatively recorded as received.

7. CONTRACTUAL OBLIGATIONS

The Company is committed to payments under operating leases for office premises, residential housing leases in El Salvador, a photocopier, and vehicles through to 2009 as described in Note 13 to the accompanying consolidated financial statements. The Company’s contractual obligations have not materially changed from its fiscal 2005 year-end financial statements. Readers are directed to Pacific Rim’s 2005 annual report, MD&A, financial statements and notes for information regarding the Company’s contractual obligations.

8. CRITICAL ACCOUNTING POLICIES

The Company has not adopted any new accounting policies or implemented any accounting changes during the current reporting period. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition, less accumulated depreciation and accumulated write-downs. Reviews are undertaken annually to evaluate the carrying values of operating mines and exploration and development properties. Pacific Rim capitalizes costs incurred on mineral properties only after the Company has made a positive production decision on that property. Expenditures on exploration properties, including those with mineral resources, are expensed as incurred.

Environmental Expenditures and Closure Costs

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

The Company’s share of estimated closure costs associated with the Denton-Rawhide mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition are accounted for in accordance with CICA standard 3110 whereby Pacific Rim prospectively recognizes the fair market value of asset retirement obligations in the period in which they are incurred.

Stock-based Compensation

The Company uses fair value accounting for all stock options issued during the year, in keeping with CICA standard 3870.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, the price is fixed and determinable and collection is reasonably assured.

Income Taxes

Pacific Rim uses the asset and liability method of accounting for future income taxes.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by the Company’s October 2003 resource estimate and 2005 pre-feasibility study (see Section 14).

Inventories

The current inventories recorded in Pacific Rim’s consolidated financial statements represent the Company’s portion of the costs of supplies and gold in process inventories at the Denton-Rawhide gold mine. The value of the gold in process portion of the inventory represents the cost of gold in the process of being recovered as estimated by Kennecott, operator of the Denton-Rawhide mine.

Closure costs

Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure costs are addressed in Note 7 to the consolidated financial statements.

9. RISKS AND UNCERTAINTIES

An investment in the securities of the Company involves significant risk, which should be carefully considered by prospective investors before purchasing the Common Shares. In addition to the information set out elsewhere or incorporated by reference in this document, investors should carefully consider the risk factors set out below. Such risk factors could materially affect the Company's future financial results and could cause events to differ materially from those described in forward-looking statements relating to the Company, each of which could cause investors to lose part or all of their investments in the Common Shares of the Company.

History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. The Company incurred losses during each of the following periods:

  $2.8 million for the year ended April 30, 2003;
  $6.9 million for the year ended April 30, 2004; and
  $4.6 million for the year ended April 30, 2005.

As of April 30, 2005, the Company had an accumulated deficit of $52.706 million.

The Company's sole source of operating revenue is derived from its interest in the Denton-Rawhide mine, which provided the Company's share of revenues from bullion (gold and silver) sales of $12.5 million, $12.1 million and $11.9 million in each of the fiscal years ended April 30, 2003, April 30, 2004 and April 30, 2005, respectively. Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual heap leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate versus projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its future share of gold production from Denton-Rawhide. There can be no assurance that the Company will realize revenue growth or achieve profitability.

Financing Risks

Cash generated from leaching activities at Denton-Rawhide, together with funds derived from the sale of non-core assets are not sufficient to fund planned ongoing exploration and significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. The Company intends to rely on accumulated cash reserves, if any; cash generated from operations, if any; collaborative agreements, if any; a reduction in exploration activities, as necessary, and public and private financing, which may be highly dependent on the results of the Company's exploration programs to finance its exploration activities and general and administrative expenses. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (see "Metal Price Volatility") or that additional funding will be available to it to further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Exploration Risks

Resource exploration, development and operation is a highly speculative business, characterized by a number of significant risks including, among other things, the potential for delays in exploration or development activities or the completion of feasibility studies; and unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines.

Except for the Denton-Rawhide mine, which has ceased production and is in a residual leaching phase, and the El Dorado Property, which contains proven and probable reserves, none of the Company's properties have a known body of ore. Any other proposed exploration programs are an exploratory search for ore.

The Company's principal exploration property is located in El Salvador, which country imposes certain requirements and obligations on the owners of exploration properties, including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and

South American countries that may place substantial restrictions on the Company’s ability to conduct its exploration and development activities. The Company believes it has and will continue to carefully evaluate all related risks including the political and economic environment when considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operations.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure or against which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Although mineral resource and reserve estimates provided herein have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

El Dorado Property Risks

The El Dorado Property is the Company's primary exploration property. In as much as the El Dorado Property is the cornerstone of the Company's near-term growth plans, disruptions or limitations to its ongoing advancement and eventual achievement of commercial gold production could materially affect the business of the Company. Potential risk factors that could impede the advancement of the El Dorado Property include, but are not limited to:

  failure to obtain title to the pending El Dorado exploitation concession (see "Title to Properties");

  failure to obtain the permits necessary to conduct work programs on the El Dorado exploration licenses;
  social or environmental opposition to the Company's El Dorado exploration or development programs;
  risks associated with El Salvadoran mining laws, the El Dorado Property being one of the first exploration or mining projects to test the El Salvadoran mining laws (see "Government, Law, Environmental and Other Regulatory Requirements");
  risks associated with development, construction and operation of underground mines (see "Exploration Risks");
  risks associated with shortages of skilled mining labourers internationally and in El Salvador in particular; and
  risks associated with potential inflation of the capital inputs of mining over those used to determine the economics of the Minita operation proposed in the January 2005 El Dorado pre-feasibility study including but not limited to steel, concrete, fuel, cyanide and labour.

Uncertainty of Mineralization Estimates

Although the Company has assessed the mineral reserve and mineral resource estimates presented herein and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Title to Properties

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. As part of its investigations, the Company has investigated and believes it has good title to its properties. However, the Company cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions. The Company is in the process of converting a 12.75 square kilometre section of its original El Dorado Property exploration licenses to an exploitation concession and has made the necessary applications and carried out the studies requested by the authorities, including an environmental impact study. The approval of the El Dorado environmental impact study by the environmental ministry is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty when or if the authorities in El Salvador will approve the El Dorado environmental impact study or grant the Company an exploitation concession.

Metal Price Volatility

The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include:

  industrial and jewelry demand;
  central bank lending or purchases or sales of gold bullion;
  forward or short sales of gold by producers and speculators;
  future level of gold production; and
  rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds.

Gold prices are also affected by macroeconomic factors including:

  confidence in the global monetary system;
  expectations of the future rate of inflation;
  the availability and attractiveness of alternative investment vehicles;
  the general level of interest rates;
  the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies;
  global and regional political or economic events; and
  costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold. While gold production, sales and prices are by far the most significant factor affecting the financial performance of the Company, approximately 14% of the Company's sales revenues are derived from silver. Silver prices are determined in the international marketplace through the interaction of supply and demand for this metal. The Company has no influence over the price it receives from the sale of silver.

Government, Law, Environmental and Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora properties are located in El Salvador. The El Salvadoran mining law is relatively new and untested. The Company’s El Dorado and Santa Rita properties are among the first exploration or mining projects to test this new law, and as such, deficiencies or ambiguities in the El Salvadoran mining law may be identified during the Company’s pursuit of required exploration or mining permits that impose unforeseen delays in or impediments to obtaining such permits.

In addition, the Company holds or seeks to acquire properties for exploration in other Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and closing regulations.

Hedging Activities

The Company's primary business is the acquisition, exploration and development of gold and silver properties and its revenue to date has almost entirely been derived from proceeds from, or related to, the sale of gold and silver. See "Metal Price Volatility". Gold and silver prices are subject to significant volatility and these changes, to the extent that the Company’s production is unhedged, can significantly affect the Company's profitability and cash flow.

The Company may utilize forward selling ("hedging") to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company’s cash flow from hedging relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any hedge contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Currency Fluctuations May Affect the Costs of Doing Business

The Company's activities and offices are currently located in Canada, the United States, El Salvador, Argentina and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada, El Salvador and Chile may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies when compared to the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value when compared to the Canadian dollar. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

The Company's Insurance Coverage May Be Inadequate

The mining industry is subject to significant risks that could result in:

  damage to or destruction of property and facilities;
  personal injury or death;
  environmental damage and pollution;
  delays in production; or
  expropriation of assets and loss of title to mining claims.

While where applicable the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

Changes to the General Mining Law of 1872

The majority of the Denton-Rawhide mine's processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;
  reduce or prohibit the ability of a mining company to expand its operations; and
  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of operations at Denton-Rawhide.

Reclamation Risks at Denton-Rawhide

The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine at US $9.8 million, of which 49% are to the account of the Company and contributed to the Reclamation Trust. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although believed to be sufficient to handle all remaining closing costs may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine.

Contingent Liabilities at Denton-Rawhide

The Denton-Rawhide joint venture partner and operator asserts that the Denton-Rawhide joint venture is required to pay future pension funding interest obligations, based on actuarial estimates of up to US $2.0 million (Pacific Rim's portion would be approximately US $1.0 million) over the next 30 years. The operator's assertion is based on their current belief that the joint venture partners are responsible for all future pension obligations based on actuarial calculated amounts for an unfunded plan. The Company maintains this assertion is incorrect based on a joint venture partners' agreement at the inception of joint venture pension accounting that stipulates that the joint venture would only be responsible for actuarially calculated current service costs, which have all been paid to date. The Company has received a proposal from the operator whereby future interest obligations will only be paid by the Joint Venture to the cessation of commercial production, which are estimated to be approximately $300,000 (Company’s portion would be approximately $150,000).

Definitional Standards for Reporting Mineralized Material Differ between United States Reporting Standards and the Canadian Standards used in this Document.

The disclosure in this document complies with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. For example, the Company uses the terms "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" in this document to comply with the reporting standards in Canada. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources or inferred mineral resources referred to in this document are economically or legally mineable.

In addition, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the U.S. Securities and Exchange Commission Industry Guide 7. Accordingly, information contained in this document containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, the AMEX and the TSX. The Company expects these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. Like many smaller public companies, the Company faces a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate the effectiveness of internal control over financial reporting and the independent auditors to attest to the effectiveness of such internal controls and the evaluation performed by management. The United States Securities and Exchange Commission has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board, or PCAOB, has adopted documentation and attestation standards that the independent auditors must follow in conducting the attestation under Section 404. The Company is currently preparing for compliance with Section 404; however, there can be no assurance that the Company will be able to effectively meet all of the requirements of Section 404 in the required timeframe. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price.

The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause the Company's stock price to decrease substantially.

The Company Follows Corporate Governance Requirements of Canadian Corporate and Securities Laws

Non-Canadian residents holding the Company's Common Shares should be aware that the Company follows the corporate governance requirements of applicable Canadian corporate and securities laws, which may differ from corporate governance requirements under laws applicable in their place of residence. In addition, although the Company substantially complies with the corporate governance guidelines of AMEX, the Company obtained exemptions from AMEX permitting it to follow the shareholder meeting quorum requirements of its bylaws, which provide that a quorum is met by one person present who is a shareholder or who is a duly appointed proxyholder for one or more shareholders (as compared to 33 1/3% under AMEX requirements).

10. ENVIRONMENTAL AND SOCIAL RESPONSIBILITIES

Environmental

Environmental stewardship, social responsibility and sustainability are core values of Pacific Rim Mining Corp. The Company places high importance on conducting its exploration programs so as to minimize its impact on the environment, adopting best practices in all areas, meeting international standards at a minimum and exceeding standards where possible and operating in a culturally sensitive, respectful manner. Pacific Rim works diligently, on an ongoing basis, to earn and maintain its ‘social license’ in all jurisdictions and communities in which it operates.

Pacific Rim has on deposit in a closure trust fund $3.2 million (fair market value of $3.3 million) as of January 31, 2006 to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded primarily from operating cash flow. Reclamation expenditures (Pacific Rim’s portion) totaling $0.02 million are anticipated to be spent at Denton-Rawhide in the remainder of fiscal 2006, with a further $1.6 million in estimated closure costs thereafter. No further trust funding is expected to be required. A closure plan for the Denton-Rawhide mine was submitted to the appropriate agencies for approval during fiscal 2005 and is currently being reviewed.

Community Relations

Pacific Rim Mining Corp. is committed to providing long term, sustainable benefits to the communities in which it operates and to sharing its success with local stakeholders. Please refer to the Company’s 2005 annual report and website (www.pacrim-mining.com) for a discussion of community benefit initiatives being undertaken by Pacific Rim in the towns and villages in and around the Company’s El Dorado gold project.

11. OUTLOOK

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2006 and beyond, with a continued decrease in production rates as the operation progresses through the residual leaching phase.

Available funds will continue to be spent primarily on the El Dorado and Santa Rita gold projects in El Salvador.

The Company expects to continue delineation drilling of the South Minita gold zone in the fourth quarter of fiscal 2006 (the three month period ending April 30, 2006), after which it expects to commission a resource estimate for South Minita. The Company is eager to recommence exploration drilling on the El Dorado project in the coming months, specifically to test its newly defined targets in the southern half of the El Dorado property. Following the conclusion of the South Minita delineation drill program the Company will conduct an updated resource estimate for the El Dorado project and will use the results of the South Minita resource estimate to update the economic analysis of the El Dorado project, tying the South Minita resource into the existing Minita pre-feasibility study to provide an overall economic assessment of the Minita and South Minita deposits. A full feasibility study of a proposed expanded operation will be undertaken before a decision to commence construction of an access / haulage ramp on the El Dorado is made. The decision to proceed with development of the ramp will further depend on obtaining the required mining and environmental permits.

The Company is currently planning a Phase 1 drill program for the Santa Rita project to commence during the fourth quarter of fiscal 2006, pending receipt of the required permits, which are anticipated in the coming weeks.

12. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including “total cash production costs” and “actual cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (table is in thousands of US dollars except gold ounces and cost per ounce)

Fiscal 2005	Total Cash Production Costs to January 31, 2005		Actual Cash Production Costs to January 31, 2005
	3 months ended	9 months ended	3 months ended	6 months ended
Operating costs	$1,953	$7,856	$1,953	$7,856
Silver credits realized	$(406)	$(1,238)	$(406)	$(1,238)
Inventory change	n/a	n/a	$(537)	$(3,816)
Cost base for calculation	$1,547	$6,618	$1,010	$2,802
Gold ounces produced	5,388	17,030	5,388	17,030
Cost base per gold ounce produced	$287	$389	$187	$165

Fiscal 2006	Total Cash Production Costs to January 31, 2006		Actual Cash Production Costs to January 31, 2006
	3 months ended	9 months ended	3 months ended	9 months ended
Operating costs	$1,252	$3,252	$1,252	$3,252
Silver credits realized	$(165)	$(633)	$(165)	$(633)
Inventory change	n/a	n/a	$ 141	$(25)
Cost base for calculation	$1,087	$2,619	$1,228	$2,594
Gold ounces produced	3,892	11,855	3,892	11,855
Cost base per gold ounce produced	$279	$221	$316	$219

13. ADDITIONAL SOURCES OF INFORMATION

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 20-F filing (available at www.sec.gov); and website www.pacrim-mining.com.

14. NATIONAL INSTRUMENT 43-101 DISCLOSURE AND CAUTIONARY NOTES

National Instrument 43-101

Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee and officer of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives and is responsible for exploration of the Santa Rita project. Mr. Ernst is a geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

Cautionary Note to U.S. Investors

Pacific Rim advises U.S. investors that this document and/or other materials produced by the Company may contain the terms “inferred”, “indicated” and “measured” “resources”, which are recognized and required by NI 43-101 under Canadian regulations, but not recognized by the U.S. Securities and Exchange Commission (“SEC”). “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of ‘inferred resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part of all of an inferred resource exists, or is economically or legally mineable. U.S. Investors are also cautioned not to assume that any part or all of mineral deposits in the “measured” or “indicated” resource categories will ever be converted into reserves.

Mineral reserves have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented in this document, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under SEC guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a “final” or “bankable” level feasibility study as required by the SEC; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively, rather than the historic three year average prices required by the SEC (which at January 2005 would have been $360.94 for the gold price and $5.38 for the silver price).

Note Regarding Forward Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Dated March 14, 2006